

07006901

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 7 2007
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

349 Fischer Circle
(No. and Street)

Portsmouth (City) RI (State) 02871 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George W. Glover 401-846-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FLYNN, William J.
(Name – *if individual, state last, first, middle name*)

1120 Aquidneck AVE (Address) Middletown (City) RI (State) 02842 (Zip Code)

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George W. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ocean State Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM J. FLYNN
CERTIFIED PUBLIC ACCOUNTANT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 07 2007
DIVISION OF MARKET REGULATION

Member American Institute of
Certified Public Accountants
Member RI Society of Certified
Public Accountants

1120 Aquidneck Avenue
Middletown, RI 02842
401-846-6767
Fax 401-849-4570
email: bflynn@ffg.necoxmail.com

January 24, 2007

Securities and Exchange Commission
Washington, DC 20549

Re: Ocean State Securities, Inc.

Gentlemen:

I have examined the Statement of Financial Condition and Investment Portfolio of Ocean State Securities, Inc. As of December 31, 2006 and the related statements of Income and Expenses and Statement of Changes in Financial Condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I have also been asked to prepare supplementary schedules and other data which are requirements for preparing Form X-17A-5 of the Securities and Exchange Commission and as such the verifications of the computations pursuant to Rules 15c3-1 and -3 were made and are a part of this report. They were performed in conformity with the accounting practices prescribed or permitted by the Security and Exchange Commission, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In my opinion, the financial statements and the supplementary information referred to above present fairly, in all material respects, the assets, liabilities and stockholder's equity of Ocean State Securities, Inc. As of December 31, 2006, and the results of its operations for the year then ended, on the basis of accounting described in the previous paragraph.



William J. Flynn
Certified Public Accountant

OCEAN STATE SECURITIES, INC.
Statement of Financial Condition
At December 31, 2006

ASSETS

Current Assets	
Cash	$3,741.02
Investment Account	$5,063.29
Commissions Receivable	$35.13
Total Current Assets	8,839.44
Property and Equipment	
Office Furniture & Fixtures	$529
Total Fixed Assets	$529
Less Accumulated Depreciation	($529)
	$0
Total Assets	$8,839.44

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liablities	
Commission Payable	$35.13
Total Current Laibilities	$35.13
Stockholders Equity	
Common Stock	
Retained Earnings	
Total Stockholders Equity	$8,804.31
	$8,804.31
Total Liabilities and Stockholders' Equity	$8,839.44

OCEAN STATE SECURITIES, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2006

Commissions	$64,928.79
Operating Expenses	
Bank Charges	$0.00
Printing & Stationery	$1,083.01
Commissions	$60,000.00
Supplies	$0.00
Telephone	$868.73
Insurance	$0.00
Dues	$823.00
State Taxes	$550.00
Legal & Accounting	$575.00
Total Operating Expenses	$63,899.74
Operating Profit	$1,029.05
Other Income (Expense)	
Interest Income	$221.05
Total Other Income (Expense)	$221.05
Net Profit	$1,250.10

OCEAN STATE SECURITIES, INC.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net Income	$1,250.10
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation & Amortization	$0.00
(Increase) decrease in:	
Commissions Receivable	($26.20)
Increase (decrease) in:	
Commissions Payable	($26.20)
Cash Provided by Operating Activities	$1,250.10
Net Increase in Cash	$1,250.10
Cash at Beginning of Year	$7,554.21
Cash at End of Year	$8,804.31
	$0.00

OCEAN STATE SECURITIES, INC.
Statement of Changes in Stockholder's Equity
At December 31, 2006

Balance December 31, 2005	$7,554.21
Net Income	$1,250.10
Excess of Commissions Receivable over Commissions Payable (Net)	$0.00
Balance December 31, 2006	$8,804.31

OCEAN STATE SECURITIES, INC.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

	Balance 12/31/05	Balance 12/31/06
Subordinated Liabilities	0.00	0.00

OCEAN STATE SECURITIES, INC.
Computation of Net Capital
Assets-Liabilities; Aggregate Indebtedness; Net Capital
At December 31, 2006

ASSETS	
Cash-Checking	$3,741.02
Oppenheimer Money Market Fund	$5,063.29
Commissions Receivable	$35.13

Total allowable Assets	$8,839.44
LIABILITIES	
Commisions Payable	$35.13
Capital	
Retained Earnings	$7,554.21
Profit & Loss (Cash Basis)	$1,250.10
Profit & Loss (Accrual Basis)	$0.00
Total Capital	$8,804.31

Total Liabilities and Stockholder's Equity	
NET CAPITAL COMPUTATION	
Stockholder's Equity	$8,804.31
Less Error Margin on Investments @ 2%	$101.27

Net Capital	$8,703.04
Minimum Net Capital Required	$5,000.00
Net Capital to meet 120% Rule	$6,000.00
AllowableAggregate Indebtedness (15:1)	$130,545.66
Actual Indebtedness	$35.13

OCEAN STATE SECURITIES, INC.
Computation For Determination of Reseerve Requirements
Pursuant to Rule 15c3-3
At December 31, 2006

Ocean State Securities, Inc. is exempt from the reserve bank account requirements under Rule 15c3-3 by meeting all the requirements under Rule 15c3-3 by meeting all the requirements under paragraph (k).

OCEAN STATE SECURITIES, INC.
Information Relating to the Possession or Control
Requirements under Rule 15c3-3
At December 31, 2006

Ocean State Securities, Inc. is exempt from all the possession or control requirements under Rule 15c3-3.

OCEAN STATE SECURITIES, INC.
Reconciliation of the Computation of Net Capital
At December 31, 2006
Item (1)

There are no differences between the computation of Net Capital computed by Ocean State Securities, Inc. and that of the Auditor.

OCEAN STATE SECURITIES, INC.
Reconciliation Pursuant to Rule 17A-5(d)(4)
At December 31, 2006

There are no material differences existing between this audit and the Focus Report X-17A5, Part IIA for the quarterly period ending December 31, 2006

OCEAN STATE SECURITIES, INC.
Bank Reconciliation
Newport Federal Savings Bank Acct #02--6006928
At December 31, 2006

Checking Account Balance	12/31/05	$2,711.97
Total Deposits		$65,260.79
Total		$67,972.76
Total Disbursements		$64,231.74
Other Bank Charges		$0.00
Checking Account Balance	12/31/06	$3,741.02

OCEAN STATE SECURITIES, INC.
Stocks & Bond Holdings
At December 31, 2006

StockAccount	Account #	
Oppenheimer Money Market Fund	200-2006610670	$5,063.29

OCEAN STATE SECURITIES, INC.

Statement of Commissions Receivable and Payable

At December 31, 2006

Account Name	Receivable	Payable	Balance
Glover	$35.13	$35.13	$0.00

OCEAN STATE SECURITIES, INC.
At December 31, 2006

Ocean State Securities, Inc. is not proposing to withdraw any capital or subordinating capital within the next six(6) months.

OCEAN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. Summary of Significant Accounting Policies

General - Ocean State Securities, Inc., a Rhode Island corporation, operates as a broker/dealer of Mutual Funds and related products. The company incorporated in January 1998 and began doing business that year.

Cash And Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Use of Estimates - Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses.

Property and Equipment - property and equipment are recorded at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the respective assets. There was no depreciation expense for the year ending December 31, 2006.

Capital Stock - The company is authorized to issue 4,000 shares of common stock; at December 31, 2006, there were 100 shares issued and outstanding.

2. Mortgage Payable

There was no debt outstanding as of December 31, 2006.

4. Stockholders' Equity

Stockholders' equity decreased as follows for the year ended December 31, 2006:

	Retained Earnings
Balance, Beginning of Year	$ 7,554
Net Income	1,250
Balance, End of Year	$ 8,804

OCEAN STATE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

5. Income Taxes

Income tax expense at December 31, 2006 is made up of the following components.

Current federal income tax expense	$	-0-
Current state income tax expense	$	500
	$	500

END